FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 000-26165

IQ POWER AG
(Translation of registrant’s name into English)

Erlenhof Park Inselkammer Strasse 4 D-82008 Unterhaching, Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQ POWER AG

Date: August 15, 2005	By: /s/ Peter E. Braun Peter E. Braun Chief Executive Officer

City of Gwangju Provides iQ Power Asia Inc. an Industrial Site to Build its Manufacturing Plant

11 August 2005, Seoul/South Korea, Zug/Switzerland – The Korea Industrial Complex Corporation, acting on behalf of the Korean city of Gwangju, recently provided the Korean company iQ POWER Asia Inc., in which the Swiss iQ POWER AG (ISIN: CH0020609688, WKN: A0DQVL, IQPB) holds a 40-percent equity stake, an industrial site on which to build its own manufacturing plant. The piece of land provided, which is completely developed, boasts an area of more than 36,300 square meters and is situated within the Pyeongdong Industrial Park’s “Foreign Investment Zone” in the South Korean high-tech metropolitan area of Gwangju. The city of Gwangju and the iQ POWER Asia Inc. and iQ POWER AG companies had signed the related memorandum of understanding in Munich on 9 May.

iQ POWER Asia Inc. intends to manufacture innovative electrical-energy storage systems for the Korean automobile industry in the plant that is to be built on the site. The foundation for this is the technology that iQ POWER has developed. Construction of the plant is set to begin in fall 2005 with completion planned for the end of 2006. iQ POWER Asia Inc. will be investing a total of some $12 million in the property over the coming three years.

The terms for the entrusted commercial property are very liberal and amount to an equivalent leasing fee of some $1,800 per month. The agreement has a 50-year term and ends in August 2055. As long as iQ POWER Asia Inc. wants an extension of the contract, the contract will be automatically renewed for another 10 years.

The prerequisite for such a generous transfer of this property was iQ POWER Asia Inc.‘s recently recognized status as a foreign invested enterprise (FIE), which the Foreign Exchange Bank awarded it on behalf of the Korean Ministry of Economics, Industry and Energy. As was reported a week ago, iQ POWER AG had earlier completed its acquisition of 40% of the equity in the newly founded iQ POWER Asia Inc. company.

Meanwhile, the design and planning for construction of the future manufacturing plant are already underway. “Preparations are moving at full speed,” emphasized Tae Soo Lee, Managing Director of iQ POWER Asia Inc. in Seoul. The city of Gwangju is promoting this project through both its progressive policies toward welcoming and establishing industry and the kind of attractive support it affords in terms of infrastructure and administration.

About iQ Power AG
iQ Power AG specializes in the development and marketing of intelligent systems solutions for electrical energy management (Smart Energy Management, SEM) in the power and wiring systems of automobiles and other forms of transportation. Headquartered in Zug/Switzerland, the company’s numerous achievements include the world’s first software-managed, intelligent car battery. The development unit is iQ Power Deutschland GmbH of Munich, a wholly owned subsidiary of iQ Power AG. iQ Power AG is a publicly listed stock corporation (ISIN: CH0020609688), whose shares are traded on the Nasdaq OTC-BB (IQPOF), over the counter on the Frankfurt and Berlin Stock Exchanges, as well as on XETRA (IQPB, WKN: A0DQVL). – Please visit www.iqpower.com.

The following is a “safe harbor” statement under the private Securities Litigation Reform Act of 1995: Information published by iQ Power contains forward-looking statements regarding anticipated developments and agreements related to iQ Power’s Korean joint venture. These forward-looking statements address future events and conditions and involve inherent risks and uncertainties that may cause actual results to differ materially from anticipated results. Such risks and uncertainties include, but are not limited to, risks associated with iQ Power’s ability to achieve the objectives of its business strategy, iQ’s ability to raise additional financing on acceptable terms to fund its strategic plan, the accuracy and sufficiency of iQ’s anticipated operating budget to implement its strategic plan, risks related to the production and commercialization of the MagiQ battery, the ability of the Korean joint venture to effectively manufacture and market products using iQ technologies, iQ’s ability to generate revenue from the sale of its battery and energy management products and through licensing its technologies. The reader is cautioned not to place undue reliance on forward-looking statements

Further	Peter E. Braun
Information:	President of the iQ Power AG Board of Directors
TEL 089 / 61 44 83 - 10
FAX 089 / 61 44 83 - 40
E-Mail: peter.braun@iqpower.com

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